UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 34-56869 /November 30, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12886

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In the Matter of	:	
	:	
INETVISIONZ, INC.,	:	ORDER MAKING FINDINGS
INTELILABS.COM, INC.,	:	AND REVOKING
PACIFIC ENGINEERING SYSTEMS, INC.,	:	REGISTRATIONS BY DEFAULT
and RAMPART GENERAL, INC.	:	
_____	:	

SUMMARY

This Order revokes the registrations of registered securities of Respondents Inetvisionz, Inc. (Inetvisionz), Intelilabs.com, Inc. (Intelilabs), Pacific Engineering Systems, Inc. (Pacific), and Rampart General, Inc. (Rampart)(collectively, Respondents). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on November 6, 2007, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has failed to file required annual and quarterly reports with the Commission for six or more years. All Respondents were served with the OIP by November 16, 2007, in accordance with 17 C.F.R. § 201.141(a)(2)(ii).[1] To date, none of the Respondents has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

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[1] All Respondents were served with the OIP by USPS Express Mail delivery or attempted delivery, at "the most recent address shown on [each] entity's most recent filing with the Commission." See 17 C.F.R. § 201.141(a)(2)(ii).

II. FINDINGS OF FACT

Inetvisionz (CIK No. 1102997)[2] is a void Delaware corporation located in Los Angeles, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Inetvisionz is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB[3] for the period ended December 31, 2000, which reported that since inception, the company had not generated income from operations, had negative cash flow, and its current liabilities exceeded current assets by $1.3 million. On June 4, 2001, the company ceased operations.

Intelilabs (CIK No. 1085257) is a Delaware corporation located in Santa Monica, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Intelilabs is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2000.

Pacific (CIK No. 1079791) is a forfeited Delaware corporation located in Anaheim, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Pacific is delinquent in its periodic filings with the Commission, having never filed any periodic reports since it filed a Form 10-SB registration statement on February 16, 1999, which reported a net loss of $1.8 million. On April 7, 2000, the company filed a Chapter 7 bankruptcy proceeding in the U.S. Bankruptcy Court for the Central District of California, and the proceeding terminated on July 6, 2001.

Rampart (CIK No. 81918) is a suspended California corporation located in Santa Ana, California, with a class of equity securities that was registered with the Commission pursuant to Exchange Act Section 12(g). Rampart became delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1993. The company's last Form 10-K, filed for the period ended March 31, 1993, reported a net loss of $599,200.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a).

Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Communications, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 83 SEC Docket 3586, 3590 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 83 SEC Docket at 3590-91 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Inetvisionz, Inc., is REVOKED;

the REGISTRATION of the registered securities of Intelilabs.com, Inc., is REVOKED;

the REGISTRATION of the registered securities of Pacific Engineering Systems, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Rampart General, Inc. is REVOKED.

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Carol Fox Foelak
Administrative Law Judge